[redacted]

SECU 14045174 MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52352

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Credit Suisse Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Madison Avenue
(No. and Street)

New York (City) NY (State) 10010-3629 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul O'Keefe (212) 538-3501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 05 2014
REGISTRATIONS BRANCH
16

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DD 3/18/14

OATH OR AFFIRMATION

I, Paul O'Keefe, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Credit Suisse Capital LLC, as of December 31, 2013, are true and correct. I further affirm that neither the Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Paul O'Keefe
Managing Director

Subscribed and sworn to before me
This 28th day of February, 2014.

Notary Public

JOAN A. ALBERT
Notary Public, State of New York
Reg. No. 01AL6222641
Certificate Filed in New York County
Commission Expires May 24, 2014

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Member of
Credit Suisse Capital LLC:

We have audited the accompanying statement of financial condition of Credit Suisse Capital LLC (a wholly-owned subsidiary of Credit Suisse (USA), Inc.) as of December 31, 2013, that is filed pursuant to Rule 17a-12 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Credit Suisse Capital LLC as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2014

CREDIT SUISSE CAPITAL LLC
Statement of Financial Condition
December 31, 2013
(In thousands)

ASSETS

Cash and cash equivalents	$	8,510
Securities borrowed from affiliates		6,480,691
Financial instruments owned (of which $6,555,468 was encumbered):		
Loans		2,949,507
Equity instruments		9,632,040
Derivatives contracts		1,034,376
Receivables:		
Brokers, dealers and other		94,539
Other assets and deferred amounts		64,617
Total assets	$	20,264,280

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings from affiliates	$	3,665,226
Securities loaned to affiliates		6,751,629
Financial instruments sold not yet purchased:		
Equity instruments		6,681,667
Derivatives contracts		350,585
Payables:		
Customers		4
Brokers, dealers and other		33,949
Long-term debt and subordinated borrowings		365,000
Other liabilities (of which $207 is carried at fair value)		1,403,858
Total liabilities		19,251,918
Member's Equity:		
Member's contributions		737,600
Accumulated earnings		274,762
Total member's equity		1,012,362
Total liabilities and member's equity	$	20,264,280

See accompanying notes to statement of financial condition.

1. Organization and Description of Business

Credit Suisse Capital LLC ("the Company"), is a wholly owned subsidiary of Credit Suisse Capital Holdings, Inc. (the "Parent"), which is a wholly owned subsidiary of Credit Suisse (USA), Inc. ("CS USA"), and an indirect wholly owned subsidiary of Credit Suisse Holdings (USA), Inc. ("CS Holdings"), whose ultimate parent is Credit Suisse Group AG ("CSG").

The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated entity.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") as an over-the-counter ("OTC") Derivatives Dealer, which is a special category of broker-dealer engaged in an OTC derivatives business. As an OTC Derivatives Dealer, the Company calculates its regulatory capital charges pursuant to Appendix F of SEC Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Exchange Act") using the Company's internal value at risk ("VaR") model. The Company transacts OTC derivative contracts with corporate clients, high-net worth individuals and affiliates.

As part of its OTC derivatives business the Company enters into option transactions including collars, forward transactions including variable prepaid forwards ("VPFs") and swap transactions including interest rate swaps and total return swaps.

Options

The Company writes option contracts to meet customer needs and for economic hedging purposes. These written options do not expose the Company to credit risk because the Company, not its counterparty, is obligated to perform. At the beginning of the contract period, the Company receives a cash premium and during the contract period, the Company bears the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, the Company purchases or sells cash or derivative financial instruments. Such purchases and sales may include equity or fixed income securities, forward and futures contracts and options.

The Company purchases options to meet customer needs and for economic hedging purposes. With purchased options, the Company gets the right, for a fee, to buy or sell the underlying instrument, at a fixed price on or before a specified date. The counterparties to OTC option contracts are reviewed to determine whether they are creditworthy and, if necessary, collateral is obtained. The Company economically hedges its exposure from purchased options by buying or selling the underlying positions.

The Company enters into collars, whereby a customer buys a put option on a stock and finances it with the sale of a call option at the same or higher strike price. To mitigate the credit risk the Company receives collateral. The Company economically hedges the exposure from collar transactions by shorting equities. Collars, written options and purchased options are carried at fair value and are included in derivatives contracts on the statement of financial condition.

1. Organization and Description of Business (Continued)

Forwards

VPFs are a form of OTC hybrid transaction pursuant to which the Company purchases a variable number of shares of common stock from a customer on a forward basis. At inception, the Company pays the customer a dollar amount based on the underlying value of the common stock. At the maturity of the transaction, the Company receives a variable number of shares (or an amount in cash equal to the value of such variable number of shares, with a maximum share cap) from the customer based on the market price of the shares at maturity. VPFs allow customers to monetize their stock position and provide market risk protection through an equity collar that, among other things, protects the customer against decreases in the value of the underlying common stock. The customer pledges the underlying shares to the Company as collateral for the VPF. VPF transactions expose the Company to market risk to the extent the underlying stock price decreases below a pre-determined price. In order to economically hedge this risk, the Company employs strategies which include selling the underlying stocks short.

The VPFs are generally long-dated and have original maturities of three to ten years. All of the Company's VPFs meet the definition of a derivative and are reported as derivative contracts on the Company's statement of financial condition. All VPFs are carried at fair value.

Futures

Futures contracts are standardized, transferable, exchange-traded contracts that require delivery of the underlying at a specified price, on a specified future date. The Company transacts in interest rate futures and equity futures. For futures contracts, the change in the market value is settled with a clearing broker or exchange in cash each day. As a result, the credit risk with the clearing broker is limited to the net positive change in the market value for a single day, which is recorded in receivables from brokers, dealers and others in the statement of financial condition.

Swaps

Total return swaps are contractual agreements where the Company agrees to pay a customer the total economics of a defined underlying asset, in return for receiving a stream of floating rate cash flows, such as the London Interbank Offered Rate ("LIBOR"). The underlying assets for total return swaps may include equity securities and loans. The exposure from these transactions is hedged by purchasing the underlying asset.

Interest rate swaps are contractual agreements to exchange interest rate payments based on agreed notional amounts and maturity.

2. Summary of Significant Accounting Policies

Basis of financial information. To prepare financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), management must make estimates and assumptions including but not limited to, the fair value measurements of certain financial assets and liabilities, recognition of deferred tax assets, as well as various contingencies. The reported amounts of assets and liabilities are affected by these estimates and assumptions, the most significant of which are discussed in the notes to the statement of financial condition. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates.

Certain reclassifications have been made to conform to the current presentation.

Cash and cash equivalents. Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less.

Securities borrowed from/Securities loaned to affiliates. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced to or received from an affiliate. For securities borrowing and lending transactions, the Company deposits or receives cash or securities collateral in an amount generally in excess of the market value of securities borrowed or lent. The Company monitors the market value of securities borrowed and loaned daily and obtains or refunds collateral as necessary.

Fair value of financial instruments. The Company's financial instruments are carried at fair value. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. Financial instruments are recorded on a trade date basis with the exception of loans, which are recorded on a settlement date basis. For more information on fair value see Note 3.

Loans. The company purchases third party loans and enters into total return swaps with customers on the loans, thereby creating a hedge. These loans are recorded on a settlement date basis and are carried at fair value. See Note 3 for more information.

Equity instruments. The Company purchases equity positions and enters into total return swaps with customers, thereby creating a hedge.

Derivatives contracts. All derivatives contracts are carried at fair value. The fair value amounts associated with derivative instruments are reported net by counterparty across products, provided a legally enforceable master netting agreement exists and such provisions are stated in the master netting agreement. In addition, the fair value amounts recognized for derivative instruments as well as the fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral, are reported net.

Receivables from brokers, dealers and other/Payables to customers, brokers, dealers and other. Receivables from brokers, dealers and other include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver") and margin due on futures contracts. Payables to brokers, dealers and other include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive") and payables to customers. In addition, the net receivable or payable arising from unsettled securities trades is included in either receivables from brokers, dealers and other or payables to brokers, dealers and other.

2. Summary of Significant Accounting Policies (continued)

Other assets. Other assets primarily include cash collateral balances due from customers, accrued dividends and interest, intercompany receivables and accounts receivables.

Short-term borrowings from affiliates. Short-term borrowings from affiliates represent short-term funding provided by an affiliate.

Long-term debt and subordinated borrowings. Long-term debt represents long-term funding provided by an affiliate. Subordinated borrowings represent long-term funding provided by CS USA, which qualifies as regulatory capital under the SEC's Uniform Net Capital Rule.

Other liabilities. Other liabilities primarily include accounts payable, accruals for taxes, cash collateral payables, professional fees payable, and management fees payable.

Income taxes. The Company is included in the consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis, and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement.

The Company uses the asset and liability method in providing for income taxes which requires that deferred income taxes be recorded and adjusted for the future tax consequences of events that have been recognized in the statement of financial condition or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. The state and local deferred tax is included in other assets and deferred amounts in the statement of financial condition. The federal deferred tax liability is included in other liabilities in the statement of financial condition. See Note 14 for more information.

RECENTLY ADOPTED ACCOUNTING STANDARDS

ASC Topic 210 – Balance Sheet

In December 2011, the FASB issued ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"), an update to ASC Topic 210 – Balance Sheet. In January 2013, the FASB issued ASU 2013-01, "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"), an update to ASC Topic 210 – Balance Sheet. ASU 2013-01 clarifies the scope of ASU 2011-11. ASU 2011-11, as clarified, requires enhanced disclosures about derivative financial instruments, including embedded derivatives, repurchase agreements and reverse repurchase agreements and securities borrowings and securities lending transactions that are either (i) offset in accordance with section 210-20-45 or section 815-10-45 or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either section 210-20-45 or section 815-10-45. The disclosures will enable users to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in scope of the updates. ASU 2013-01 and ASU 2011-11 were effective for interim and annual reporting periods beginning on or after January 1, 2013. ASU 2013-01 and ASU 2011-11 are updates for presentation and as such did not have an impact on the Company's financial condition.

3. Fair Value Measurement

The fair value of the majority of the Company's assets and liabilities is based on quoted prices in active markets or observable inputs. These instruments include exchange traded and certain OTC derivative instruments, certain loans and listed equity securities.

In addition, the Company holds financial instruments for which no prices are available, and which have little or no observable inputs. For these instruments the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain OTC derivatives and certain loans. Valuation techniques for these instruments are described more fully below. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the Company's financial condition.

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in counterparty's credit spreads (known as credit valuation adjustments) is considered when measuring the fair value of assets. For OTC derivatives, the impact of changes in both the Company's and the counterparty's credit standing is considered when measuring their fair value. The adjustments also take into account contractual factors designed to reduce the Company's credit exposure to counterparty, such as collateral held and master netting agreements.

3. Fair Value Measurement (Continued)

Fair Value Hierarchy

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

3. Fair Value Measurement (Continued)

Quantitative Disclosures of Fair Values

Following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis:

Fair value of assets and liabilities

December 31, 2013	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total at fair value
	(In thousands)			
Assets				
Cash instruments:				
Loans	$ -	$ 2,700,753	$ 248,754	$ 2,949,507
Equity instruments	9,082,780	549,260	-	9,632,040
Total cash instruments	9,082,780	3,250,013	248,754	12,581,547
Derivatives contracts:				
Interest rate products	-	23,781	2,183	25,964
Equity/index-related products	702	2,695,045	99,570	2,795,317
Credit products	-	133,730	394	134,124
Netting(1)				(1,921,029)
Total derivatives contracts	702	2,852,556	102,147	1,034,376
Total assets at fair value	$ 9,083,482	$ 6,102,569	$ 350,901	$ 13,615,923
Liabilities				
Cash instruments:				
Equity instruments	$ 6,681,667	$ -	$ -	$ 6,681,667
Total cash instruments	6,681,667	-	-	6,681,667
Derivatives contracts:				
Interest rate products	-	10,668	577	11,245
Equity/index-related products	2,694	2,810,860	13,797	2,827,351
Credit products	-	75,123	10,312	85,435
Netting(1)				(2,573,446)
Total derivatives contracts	2,694	2,896,651	24,686	350,585
Other liabilities	-	1	206	207
Total liabilities at fair value	$ 6,684,361	$ 2,896,652	$ 24,892	$ 7,032,459

(1) Derivatives contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty and cash collateral netting.

3. Fair Value Measurement (Continued)

Transfers between Level 1 and Level 2

Year ended December 31, 2013	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2
	(In thousands)	
Assets		
Derivatives:		
Equity/index-related products (1)	$ -	$ 735
Total assets at fair value	$ -	$ 735
Liabilities		
Derivatives:		
Equity/index-related products (1)	$ -	$ 2,042
Total liabilities at fair value	$ -	$ 2,042

(1) Transfers to level 1 out of level 2 were primarily in derivative instruments as they moved closer to maturity and pricing inputs became more observable during the year ended December 31, 2013.

All transfers between level 1 and level 2 are reported through the last day of the reporting period.

3. Fair Value Measurement (Continued)

Disclosures of Valuation Techniques of Level 3 Instruments

CSG has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Company's financial instruments. Product Control and Risk Management create, review and approve significant valuation policies and procedures. The framework includes three main internal processes (i) valuation governance; (ii) independent price verification and significant unobservable inputs review; and (iii) a cross-functional pricing model review. Through this framework, the Company determines the reasonableness of the fair value of its financial instruments.

On a monthly basis, meetings are held for each business line with senior representatives of the Front Office and Product Control to discuss independent price verification results, valuation adjustments, and other significant valuation issues. On a quarterly basis, a review of significant changes in the fair value of financial instruments is undertaken by Product Control and conclusions are reached regarding the reasonableness of those changes. Additionally, on a quarterly basis, meetings are held for each business line with senior representatives of the Front Office, Product Control, Risk Management, and Financial Accounting to discuss independent price verification results, valuation issues, business and market updates, as well as a review of significant changes in fair value from the prior quarter, significant unobservable inputs and prices used in valuation techniques, and valuation adjustments.

The results of these meetings are aggregated for presentation to the CSG's Valuation and Risk Management Committee ("VARMC") and the CSG's Audit Committee. The VARMC, which is comprised of Executive Board members and the heads of the business and control functions, meets to review and ratify valuation review conclusions, and to resolve significant valuation issues for the Company. Oversight of the valuation control framework is through specific and regular reporting on valuation directly to the CSG's Executive Board through the VARMC.

One of the key components of the governance process is the segregation of duties between Front Office and Product Control, where Front Office is responsible for the measuring of inventory at fair value on a daily basis, while Product Control is responsible for independently reviewing and validating those valuations on a periodic basis. Front Office values the inventory using, wherever possible, observable market data which may include executed transactions, dealer quotes, or broker quotes for the same or similar instruments. Product Control values this inventory using independently sourced data that also includes executed transactions, dealer quotes, and broker quotes.

Product Control utilizes independent pricing service data as part of their review process. Independent pricing service data is analyzed to ensure that it is representative of fair value including confirming that the data corresponds to executed transactions or executable broker quotes, review of contributors to ensure they are active market participants, review of statistical data and utilization of pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.

3. Fair Value Measurement (Continued)

For certain financial instruments the fair value is estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices, rates, or other inputs. In addition, there may be uncertainty about a valuation, which results from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a consequence of other elements affecting the valuation technique or model. Model calibration is performed when significant new market information becomes available or at a minimum on a quarterly basis as part of the business review of significant unobservable inputs for level 3 instruments. For models that have been deemed to be significant to the overall fair value of the financial instrument, model validation is performed as part of the periodic review of the related model.

The Company performs a sensitivity analysis of its significant level 3 financial instruments. This sensitivity analysis estimates a fair value range by changing the related significant unobservable inputs value. This sensitivity analysis is an internal mechanism to monitor the impact of reasonable alternative inputs or prices for level 3 financial instruments. Where a model-based technique is used to determine the fair value of the level 3 financial instrument, an alternative input value is utilized to derive an estimated fair value range. Where a price-based technique is used to determine the fair value of the level 3 financial instruments, Front Office professional judgment is used to estimate a fair value range.

Except as noted below, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.

Assets and liabilities

Cash instruments

The Company's cash instruments consist of loans and equity securities.

Loans

For secondary market loans traded over the counter, where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions. For unobservable loans, the significant unobservable input is price. A substantial increase (decrease) in the significant unobservable input for loans would result in a higher (lower) fair value.

Equity securities

The majority of the Company's positions in equity securities are traded on public stock exchanges, for which quoted prices are readily and regularly available. Fair values of preferred shares are determined by their yield and subordination relative to the issuer's other credit obligations.

3. Fair Value Measurement (Continued)

Derivatives contracts

Positions in derivatives include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives are typically derived from the observable exchange prices and/or observable inputs. Fair values for OTC derivatives are determined on the basis of internally developed proprietary models using various inputs. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument.

The determination of fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace. Other, more complex derivatives use unobservable inputs. Specific unobservable inputs include long-dated volatility assumptions on OTC option transactions.

Interest rate derivatives

OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility, prepayment rate, credit spreads, basis spreads and mean reversion.

Equity and index related derivatives

Equity derivatives include vanilla options and swaps in addition to different types of long dated options. Unobservable inputs for equity derivatives can include volatility, skew, buyback probability and credit spreads. A substantial increase (decrease) in the significant unobservable input for equity and index-related derivative assets and liabilities would result in a higher (lower) fair value.

Credit derivatives

Credit derivatives include total return swaps on loans. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spreads and recovery rates.

These inputs are generally implied from available market observable data. Fair values determined by price may include discounted cash flow models using the inputs prepayment rates, default rates, loss severity and discount rates.

3. Fair Value Measurement (Continued)

The following table provides a representative range of minimum and maximum values of each significant unobservable input for the material level 3 assets and liabilities by the related valuation technique.

	Fair Value (in thousands)	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average
Assets						
Loans	$ 248,754	Market comparable	Price, in %	77.5%	104.0%	92.9%
Equity/index-related products (1)	$ 99,570	Option model	Volatility, in %	13.0%	63.9%	31.3%
Liabilitities						
Equity/index-related products (1)	$ 13,797	Option model	Volatility, in %	13.0%	63.9%	31.3%

(1) Volatility is impacted by the underlying risk, term and the strike price of the derivative. In the case of equity derivatives, volatility may vary greatly depending upon the underlying equity name on the derivative.

For further information on the fair value of derivatives as of December 31, 2013 see Note 7.

3. Fair Value Measurement (Continued)

Disclosures about fair value of financial instruments not at fair value

US GAAP requires the disclosure of the fair values of financial instruments for which it is practicable to estimate those values and also requires the disclosure of the leveling of the fair values of these financial instruments.

Leveling of assets and liabilities not at Fair Value where a Fair Value is disclosed

The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the statement of financial condition.

December 31, 2013	Carrying Value	Level 1	Level 2	Level 3	Total fair value
			(in thousands)		
Assets					
Cash and cash equivalents	$ 8,510	$ 8,510	$ -	$ -	$ 8,510
Securities borrowed from affiliates	6,480,691	-	6,480,691	-	6,480,691
Receivables: Brokers, dealers and other	94,539	-	94,539	-	94,539
Other assets and deferred amounts	64,617	-	64,617	-	64,617
Total Assets	$ 6,648,357	$ 8,510	$ 6,639,847	$ -	$ 6,648,357
Liabilities					
Short-term borrowings from affiliates	$ 3,665,226	$ -	$ 3,665,226	$ -	$ 3,665,226
Securities loaned to affiliates	6,751,629	-	6,751,629	-	6,751,629
Payables: Customers	4	-	4	-	4
Payables: Brokers, dealers and other	33,949	-	33,949	-	33,949
Long-term debt and Subordinated borrowings	365,000	-	366,156	-	366,156
Other liabilities	1,403,651	-	1,403,651	-	1,403,651
Total Liabilities	$ 12,219,459	$ -	$ 12,220,615	$ -	$ 12,220,615

Certain financial instruments are not carried at fair value on the statement of financial condition, but a fair value has been disclosed in the table above. For a majority of these financial instruments, the carrying value approximates fair value due to the relatively short period of time between their origination and expected realization, as well as minimal credit risk inherent in these instruments.

4. Related Party Transactions

The Company relies on other CSG entities for financing. In the ordinary course of business, the Company enters into significant financing and operating transactions with affiliated companies.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2013:

ASSETS		(In thousands)
Cash and cash equivalents	$	1,687
Securities borrowed from affiliates		6,480,691
Derivatives contracts		71,520
Receivables from brokers, dealers and others		14,004
Other assets and deferred amounts		2,698
Total assets	$	6,570,600
LIABILITIES		
Short-term borrowings from affiliates	$	3,665,226
Securities loaned to affiliates		6,751,629
Derivatives contracts		118,063
Taxes payable (included in Other liabilities)		6,442
Long-term debt and subordinated borrowings		365,000
Other liabilities		75,838
Total liabilities	$	10,982,198

All of the obligations of the Company are guaranteed by CS USA.

The Company issues guarantees to customers with respect to certain obligations of its affiliates in the ordinary course of business, including, but not limited to, certain derivatives transactions. Failure to perform by an affiliate would require the Company to perform under the guarantee. See Note 11 for more information.

As of December 31, 2013, the fair market value of securities lent to affiliates was $6.5 billion and the fair market value of securities received from securities borrowed transactions with affiliates was $6.3 billion.

The Company is included in a consolidated federal income tax return and combined state and local income tax returns filed by CS Holdings. See Note 14 for more information.

5. Receivables from and Payables to Brokers, Dealers and Other

Amounts receivable from and payable to brokers, dealers and other as of December 31, 2013 consist of the following:

	Receivables	Payables
	(In thousands)	
Unsettled regular-way securities trades	$ 51,042	$ -
Fails to deliver/fails to receive	29,439	33,949
Receivables - omnibus accounts	14,004	-
Other	54	-
Total receivables from and payables to brokers, dealers and other	$ 94,539	$ 33,949

6. Assets Assigned or Pledged

In the normal course of business, the Company's activities include various securities and financial instrument transactions, including options, collars, VPFs, interest rate and total return swaps. The Company may be required to purchase or sell financial instruments at prevailing market prices, which may not fully cover the obligations of its customers or counterparties. This risk is limited by requiring counterparties to maintain collateral that complies with internal guidelines.

The following table sets forth the assets pledged by the Company and the collateral received by the Company as of December 31, 2013:

	December 31, 2013
	(In thousands)
Fair value of the assets pledged and assigned as collateral by the Company all of which was encumbered	$ 6,555,468
Fair value of the collateral received by the Company with the right to sell or repledge	6,930,819
of which was sold or repledged	6,464,191

7. Derivatives Contracts

The Company, as an OTC Derivatives Dealer, is engaged in a broad–based OTC derivatives business. In general, derivatives are contractual agreements that derive their values from the performance of underlying assets, interest rates, or a variety of indices. The Company enters into derivative transactions to provide products to its clients and for risk management purposes. Economic hedges arise when the Company enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. See Note 1 for more information.

Fair value of derivative instruments

The table below represents gross derivative fair values, segregated by type of contract. Notionals have also been provided as an indication of the volume of derivative activity within the Company.

As of December 31, 2013	Notional amount	Fair value assets	Fair value liabilities
		(In thousands)	
Swaps	$ 1,013,170	$ 20,893	$ 10,263
Futures	1,288,468	-	-
Forwards	320,828	5,071	982
Interest rate products	2,622,466	25,964	11,245
Forwards	2,377,524	762,410	-
Swaps	44,326,105	1,238,879	2,600,215
Options bought and sold (OTC)	3,333,742	788,840	213,261
Futures	214,396	-	-
Options bought and sold (exchange traded)	318,914	5,188	13,875
Equity/index-related products	50,570,681	2,795,317	2,827,351
Credit products(1)	3,897,023	134,124	85,435
Total gross derivatives contracts	$ 57,090,170	$ 2,955,405	$ 2,924,031
Impact of counterparty netting(2)	-	(1,292,027)	(1,292,027)
Impact of cash collateral netting(2)	-	(629,002)	(1,281,419)
Total derivatives contracts	$ 57,090,170	$ 1,034,376	$ 350,585

(1) Primarily represents total return swaps on loans.
(2) Derivative contracts are reported on a net basis in the statement of financial condition. The impact of netting represents an adjustment related to counterparty and cash collateral netting.

These financial instruments are included as derivatives contracts in financial instruments owned/sold not yet purchased, respectively, in the statement of financial condition. Financial instruments related to futures contracts are included in receivables from brokers, dealers and other and payables to brokers, dealers and other, respectively, in the statement of financial condition.

7. Derivative Contracts (Continued)

Managing the risks

As a result of the Company's broad involvement in financial products and markets, its trading strategies are correspondingly diverse and exposures are generally spread across a diversified range of risk factors. CSG uses value at risk ("VaR") and an economic capital limit structure to limit overall risk-taking. The level of risk is further restricted by a variety of specific limits, including controls over trading exposures. Also as part of its overall risk management, the Company holds a portfolio of economic hedges. Hedges are impacted by market movements, similar to other securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designed to economically hedge. CSG specifically risk manages its positions with regards to market and credit risk. For market risk it uses tools capable of calculating comparable exposures across its many activities, as well as focused tools that can specifically model unique characteristics of certain instruments or portfolios.

8. Offsetting of Financial Assets and Liabilities

The disclosures set out in the tables below include derivatives and securities lending and borrowing transactions that are offset in the Company's statement of financial condition; or are subject to an enforceable master netting agreement or similar agreement ("enforceable master netting agreements" or "enforceable MNA"), irrespective of whether they are offset in the Company's statement of financial condition. Similar agreements include derivative clearing agreements and global master securities lending agreements.

Derivatives

The Company transacts bilateral OTC derivatives ("OTC derivatives") mainly under International Swaps and Derivatives Association ("ISDA") Master Agreements. These agreements provide for the net settlement of all contracts under the agreement through a single payment in the event of default on or termination under the agreement. They allow the Company to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty's failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.

For derivatives transacted with exchanges ("exchange-traded derivatives") and central clearing counterparties ("OTC-cleared derivatives"), positive and negative replacement values and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset. Where no such agreements exist, fair values are recorded on a gross basis.

8. Offsetting of Financial Assets and Liabilities (Continued)

Offsetting of derivatives

The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the statement of financial condition.

	Derivative assets	Derivative liabilities
	(in thousands)	
As of December 31, 2013		
OTC	$ 19,612	9,849
Interest rate products	19,612	9,849
OTC	1,867,477	2,586,478
Exchange-traded	5,188	13,875
Equity/index-related products	1,872,665	2,600,353
OTC	134,076	84,656
Credit products	134,076	84,656
OTC	2,021,165	2,680,983
Exchange-traded	5,188	13,875
Total gross derivatives contracts subject to enforceable MNA	2,026,353	2,694,858
of which OTC	(1,918,590)	(2,571,007)
of which exchange-traded	(2,439)	(2,439)
Offsetting	(1,921,029)	(2,573,446)
of which OTC	102,575	109,976
of which exchange-traded	2,749	11,436
Total net derivatives subject to enforceable MNA	105,324	121,412
Total derivatives not subject to enforceable MNA (1)	929,052	229,173
Total net derivatives presented in the statement of financial condition	$ 1,034,376	350,585
of which recorded in trading assets and liabilities	$ 1,034,376	350,585

(1) Represents derivatives where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

8. Offsetting of Financial Assets and Liabilities (Continued)

Securities lending and borrowing transactions

Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the statement of financial condition if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the statement of financial condition. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the statement of financial condition.

Offsetting of securities borrowing transactions

The following table presents the gross amount of securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the statement of financial condition.

	Gross	Offsetting	Net
December 31, 2013		(in thousands)	
Securities borrowing transactions	$ 6,480,691	$ -	$ 6,480,691
Total subject to enforceable MNA	$ 6,480,691	$ -	$ 6,480,691

Offsetting of securities lending transactions

The following table presents the gross amount of securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities lending transactions not subject to master netting agreements and the net amount presented in the statement of financial condition.

	Gross	Offsetting	Net
December 31, 2013		(in thousands)	
Securities lending transactions	$ 6,751,629	$ -	$ 6,751,629
Total subject to enforceable MNA	$ 6,751,629	$ -	$ 6,751,629

8. Offsetting of Financial Assets and Liabilities (Continued)

Amount not offset in the statement of financial condition

The following table presents the net amount of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the statement of financial condition. The table excludes derivatives and securities borrowing and lending transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of the master netting agreements is not in place.

	Net	Financial Instruments (1)	Cash collateral received/ pledged (1)	Net exposure
December 31, 2013	(in thousands)			
Financial assets subject to enforceable MNA				
Derivatives	$ 105,324	$ 858	$ -	$ 104,466
Securities borrowing transactions	6,480,691	6,480,691	-	-
Total financial assets subject to enforceable MNA	$ 6,586,015	$ 6,481,549	$ -	$ 104,466
Financial liabilities subject to enforceable MNA				
Derivatives	$ 121,412	$ -	$ -	$ 121,412
Securities lending transactions	6,751,629	6,705,981	-	45,648
Total financial liabilities subject to enforceable MNA	$ 6,873,041	$ 6,705,981	$ -	$ 167,060

(1) The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the statement of financial condition and therefore any over-collateralization of these positions is not included.

9. Borrowings, Subordinated Borrowings and Member's Equity

Short-term borrowings are generally funding obligations with interest approximating the Federal Funds rate, LIBOR or other money market indices and an incremental spread. Such borrowings are generally used to facilitate the securities settlement process and finance financial instruments owned. As of December 31, 2013, the Company had $ $3.6 billion in loans, all of which was from affiliates and has a weighted average interest rate of 3.65%. As of December 31, 2013 there were no short-term borrowings secured by Company-owned securities.

The Company has a $250 million long-term financing agreement with CS Cayman that matures on August 11, 2015, which bears interest at 0.3%.

The Company has a $115 million subordinated financing arrangement with CS USA that matures on March 31, 2016, which bears interest at a floating interest rate. The effective interest rate for this borrowing as of December 31, 2013 was 1.1%. The borrowings under this agreement qualify as regulatory capital and the agreement includes all statutory restrictions specified by the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and member's equity. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

10. Commitments

The following table sets forth the Company's commitments that are not derivatives, including the current portion as of December 31, 2013:

	Commitment Expiration Per Period				
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total commitment
			(In thousands)		
Unfunded lending commitments [1]	$ -	$ -	$ 4,605	$ 876	$ 5,481
Total commitments	$ -	$ -	$ 4,605	$ 876	$ 5,481

(1) The Company enters into commitments to extend credit.

The fair value of these commitments is included within other liabilities in statement of financial condition.

11. Guarantees

In the ordinary course of business, the Company enters into guarantee contracts as guarantor. US GAAP requires disclosure by a guarantor of its maximum potential payment obligations under certain of its guarantees to the extent that it is possible to estimate them. In addition, a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that certain events or conditions occur. The carrying value represents the Company's current best estimate of payments that will be required under existing guarantee arrangements.

From time to time, the Company enters into contracts that would require it, as the guarantor, to make payments to the guaranteed party if a third party fails to pay under a credit obligation.

As of December 31, 2013 the Company had $889 thousand of credit guarantees, all of which was with third parties.

The following table sets forth the maximum contingent liabilities and carrying amounts associated with credit guarantees as of December 31, 2013 by maturity:

	Amount of Guarantee Expiration Per Period					
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total guarantees	Carrying Amounts
			(In thousands)			
Credit guarantees	$ -	$ -	$ 889	$ -	$ 889	$ 200
Total guarantees	$ -	$ -	$ 889	$ -	$ 889	$ 200

12. Net Capital

The Company computes its net capital under Appendix F of SEC Rule 15c3-1, which allows for market risk charges to be calculated using internal VaR models. As of December 31, 2013 the Company's net capital of $1,018 million, after allowing for market and credit risk exposure of $15 million and $82 million, respectively, was in excess of the minimum net capital requirement by $998 million. As an SEC registered OTC Derivatives Dealer, the Company does not carry securities accounts for customers and therefore is exempt from the provisions of SEC Rule 15c3-3.

13. Concentrations of Credit Risk

As an OTC Derivatives Dealer, the Company is engaged in various OTC derivative activities servicing a diverse group of institutional investors, affiliates and high net worth individuals. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors including other brokers and dealers and affiliates. These transactions are generally collateralized.

Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by contracting derivative transactions and loans with customers and dealers. The Company uses various means to manage its credit risk. The credit worthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from substantially all counterparties or for certain types of credit transactions. As of December 31, 2013, the Company did not have any significant concentrations of credit risk.

14. Income Taxes

The Company is included in the consolidated federal income tax return and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis, and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement.

The Company recorded a deferred tax liability of $81 thousand as of December 31, 2013. As of December 31, 2013 the state and local deferred tax liability of $17 thousand and federal deferred liability of $64 thousand was included in other liabilities in the statement of financial condition.

No valuation allowance has been recorded for the deferred tax assets above as the Company is in a net liability position.

The Company remains open to examination from either federal, New York State or New York City jurisdictions for the years 2006 and forward. The Company does not anticipate any settlements that would result in a material change to its financial statements.

15. Legal Proceedings

Management of the Company is not aware of any legal proceedings or other matters arising out of the Company's activities as an OTC Derivatives Dealer that would result in a material adverse effect on the Company's financial position.

16. Subsequent Events

The Company has evaluated the potential for subsequent events from December 31, 2013 through the date of issuance of the statement of financial condition on February 28, 2014.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-12(h)(1)

Member of
Credit Suisse Capital LLC:

In planning and performing our audit of the financial statements of Credit Suisse Capital LLC (the "Company") (a wholly-owned subsidiary of Credit Suisse (USA), Inc), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-12(h)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-12(h) in making the periodic computations of net capital under Rule 15c-3-1 and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-12(h)(1) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Member, management of the Company, and the SEC, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2014